David G. Peinsipp

T: +1 415 693 2177

dpeinsipp@cooley.com

December 21, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20249

Attention:	Jonathan Groff
Celeste M. Murphy

Re:	Yelp! Inc.
Registration Statement on Form S-1
Filed on November 17, 2011
File No. 333-178030

Ladies and Gentlemen:

On behalf of Yelp! Inc. (“Yelp” or the “Company”), we are submitting this letter and the following information in response to a letter, dated December 14, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on November 17, 2011. We are also electronically transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement. We are sending a copy of this letter, the Amendment and certain supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement originally filed with the Commission on November 17, 2011, and will forward a courtesy package of these documents to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amendment. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

General

1.	We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

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The Company acknowledges the Staff’s comment and will disclose the required information prior to the circulation of any preliminary prospectus.

2.	Please file all exhibits, including your legal opinion, as soon as practicable. We must review these documents before the registration statement is declared effective, and we may have additional comments.

The Company acknowledges the Staff’s comment.

3.	As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provided us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

The Company acknowledges the Staff’s comment.

4.	We note reference to third party information throughout the prospectus, including references to information from the U.S. Census Bureau, BIA/Kelsey and Cone Communications. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

In response to the Staff’s comment, the Company is supplementally providing the Staff with the relevant portions of the third party data to support each of such statements. To expedite the Staff’s review, the Company has marked to highlight the applicable portion or section containing the information and cross-referenced it to the appropriate location in the Amendment.

Prospectus Cover Page

5.	Please disclose that there will be two classes of authorized common stock outstanding, Class A common stock and Class B common stock and briefly describe the different rights between the two classes.

In response to the Staff’s comment, the Company has revised the disclosure on the outside front cover page of the prospectus.

Prospectus Summary, page 1

Company Overview, page 1

6.	Footnote 2 on page 11 and the description of “Reviews” on page 51 suggest that the number of reviews cited here and throughout the prospectus includes filtered and removed reviews. For each such figure disclose the number of filtered and removed reviews included in the total. Further, tell us and disclose whether and how the current metric is a more appropriate barometer of the value proposition of your service to

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consumers, as opposed to metrics that would exclude removed reviews and/or filtered reviews. We note, that filtered reviews, which consumers must click-through to access, and removed reviews do not affect a business’s star rating.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 12, 45, 51, 53, 54 and 87 of the Amendment to state explicitly that the Company’s cumulative reviews include filtered and removed reviews and on pages 12, 45, 51 and 54 of the Amendment to state the number of filtered reviews and removed reviews as of December 20, 2011. In addition, the Company has revised the disclosure on pages 53 and 54 of the Amendment to set forth its view regarding the utility to consumers of filtered and removed reviews and on page 92 to provide additional information regarding the manner in which its filtering software operates. Based on the Company’s view regarding the utility to consumers of filtered and removed reviews, the Company believes its current metric is an appropriate indicator of its platform’s value proposition to consumers.

In response to the Staff’s suggestion that the number of filtered and removed reviews be quantified for “each such figure,” the Company respectfully notes that it does not maintain complete records indicating the number of reviews that were filtered or removed as of historical dates. Accordingly, the Company is not able to provide the requested historical information. However, the Company believes the number of filtered and removed reviews as of a current date provides prospective investors a reasonable basis on which to evaluate the extent to which such reviews may have affected the number of cumulative reviews reported as of historical dates.

7.	You attribute your strong brand and the quality of the review content on your platform with attracting a large audience “with almost no acquisition costs”. Please balance this statement here, and elsewhere in your filing, with a discussion of the costs associated with the role of your Community Managers, to foster and support local communities of contributors, raise brand awareness, and otherwise increase the quality and quantity of your user reviews, in order to attract or “acquire” your consumer audience.

In response to the Staff’s comment, the Company supplementally advises the Staff that the role of its Community Managers relates primarily to the development of content on the Company’s platform and does not relate directly to acquiring consumer traffic for the Company’s website. Accordingly, the Company does not consider the costs associated with its Community Managers to be traffic acquisition costs as referenced on page 1 of the Amendment. The Company has revised the disclosure on pages 5 and 84 of the Amendment to add references to the costs related to the role of its Community Managers in connection with the development of content on the Company’s platform.

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Industry Overview, page 2

8.	Balance statements made here under “Trusted and Credible” on page 3 and elsewhere regarding the credibility of reviews online generally and your reviews specifically with the difficulty in verifying the veracity of online reviews submitted by third parties.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 82 of the Amendment.

Why Consumers Choose Yelp, page 3

9.	The pie chart under “Breadth” represents the “breakdown by industry of local businesses that have received reviews on [your] platform through September 30, 2011.” In the interest of full and balanced disclosure provide a pie chart or other comparable depiction of the percentage of the over 22 million reviews attributable to each of the industries covered by the existing chart. Similarly supplement the corresponding disclosure on page 78.

In response to the Staff’s comment, the Company has added a graph depicting the breakdown of industry by reviews contributed to the Company’s platform through September 30, 2011 on pages 3 and 81 of the Amendment.

10.	Please tell us whether the current pie chart includes businesses that have received only filtered or removed reviews.

In response to the Staff’s comment, the Company respectfully advises the Staff that, consistent with its views regarding the utility to consumers of filtered and removed reviews, the current pie chart and the newly added pie chart are based upon all contributed reviews and, therefore, do include businesses that only received reviews that were being filtered or had been removed.

Why Local Businesses Choose Yelp, page 4

11.	Balance the statement that Yelp helps local businesses “increase sales easily and affordably” with the likelihood that businesses with few or no reviews or that are reviewed poorly may actually be harmed by your service.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 82 of the Amendment to clarify that the Company’s advertising products can help local businesses connect with potential customers easily and affordably. The Company notes supplementally that it believes that businesses with few or no reviews, such as recently opened businesses, as well as businesses that may have been poorly reviewed in the past, may be particularly good candidates for the Company’s advertising products, as better visibility among users of the Company’s website and other services may lead more of those users to try the products or services of the local business.

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Our Strengths, page 4

12.	Revise to provide objective support for positive assertions not otherwise independently substantiated. For example, you should reconcile the statement that you “have a track record of successfully building out new markets” with the fact that you have yet to achieve profitability. As another example, you should support the statement that you “have been able to attract and train a highly specialized and effective internal sales force” and the characterization of your engineering team as “highly skilled.” To the extent that you do not have independent support for these statements, please disclose the bases for these beliefs. Please address other areas of the filing as necessary.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Amendment to either provide additional support for such statements or to clarify that such statement is a belief of the Company.

Market Development, page 6

13.	In the interest of complete disclosure please add the average profit or loss attributable to each cohort during the nine-month period ended September 30, 2011.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 87 of the Amendment to include a discussion of the costs and expenses it has incurred in support of the launch and development of its markets, including the growth rate for total costs and expenses and total net revenue during the period for which the growth rates for average local advertising revenue are presented in the cohort table. As noted in the disclosure, the Company does not record costs and expenses separately by market or cohort because most of the Company’s costs and expenses relate to personnel and activities that support multiple markets. For example, while Community Managers are associated with specific markets, nearly all of the Company’s sales personnel—representing the most significant component of total costs and expenses— simultaneously support multiple markets from three centralized locations, and the Company does not track their efforts separately by market. Similarly, the personnel and other expenses included in the Company’s product development, general and administrative and depreciation and amortization expenses generally support all markets, and the Company lacks any reliable means of allocating them across markets. Accordingly, the Company respectfully states that it is not able to present average profit or loss attributable to each cohort.

14.	You state that the information here and the corresponding information on page 83 “illustrates the developments of [your] markets as they scale.” We note, however, that the markets in an earlier cohort tend to be more populous as compared to a later cohort. For example, the 2005-2006 cohort includes New York City and Los Angeles, whereas the 2009-2010 cohort includes Milwaukee and Louisville. Therefore, disclose that how an earlier cohort scales and develops may not be indicative of how a later cohort might, both due to population considerations and because you would presumably enter markets

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in order of attractiveness. Either disclose the Yelp Markets in each cohort or provide a cross reference to that information.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 87 of the Amendment.

Risks Associated with Our Business, page 6

15.	Supplement this disclosure with additional bullets that address the significant sales and marketing expenses your business model requires, the negative effect allegations of improper business practices have had and may continue to have on your business, risks stemming from your use of filter technology, the fact that you have yet to monetize mobile and international offerings as well as the consequences of failing to successfully do so and the perception that the utility of your site is limited to restaurant and shopping reviews. In addition, revise the third bullet point to disclose that you directly compete with some of the search engine providers you rely upon.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 8 of the Amendment.

16.	Clarify throughout your disclosure, your reference to “the level of engagement of users and advertisers,” and your ability to “increase their level of engagement,” referencing and explaining all relevant actions, metrics and the business purposes for same. Further, add disclosure regarding the factors that decrease engagement by consumers and advertisers, for example, dated reviews that may be considered of little relevance especially in a restaurant context, etc.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Amendment to clarify that “engagement” refers to the frequency of use of its solutions. The Company has further modified the disclosure to better highlight the factors that may contribute to decreased usage of the Company’s solutions by consumers and advertisers.

Risk Factors, page 14

Risk Related to Our Business and Industry, page 14

17.	The Yelp Official Blog dated November 15, 2011 and titled “No, Really. We’re Not Just a Restaurant Review Site” addresses the perception that the utility of your site is limited to restaurant and/or shopping reviews. Add a risk factor which discusses this perception and the affect it has on your users and non-users. Address in turn how this perception affects your ability to generate advertising interest.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 18 of the Amendment.

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18.	If a significant portion of your reviews and/or user traffic does in fact center on the restaurant and/or shopping categories, add an additional risk factor to discuss the affect that concentration has on your ability to generate advertising interest outside of those categories. If material, discuss by industry type differences in spending patterns or other salient characteristics which affect your ability to sell products to one industry group as opposed to another.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Amendment. The Company respectfully advises the Staff that it does not believe differences in spending patterns among industry types to be material to the Company’s business. Although a significant portion of the Company’s reviews focus on restaurants or shopping, the Company believes that the volume of content with respect to these items does not reflect the value of the Company’s products and services to advertising customers in other industry types. Because consumers typically visit restaurants or shopping facilities more regularly than they visit other types of businesses, such as dentists or mechanics, the Company believes that the extent of content focusing on restaurants and shopping centers does not undermine the advertising potential of the Company’s products in other industries.

If users do not value the quality and reliability of the reviews..., page 16

19.	Supplement your disclosure with a discussion of the chilling effect online altercations between business owners and consumer reviewers might have on the willingness of your users to submit reviews. In addition, please break out the second paragraph of this risk factor into a separate risk factor which discusses all material risks stemming from filtering submitted reviews. For example, you might discuss the potential for conflict with businesses whose representatives believe valid reviews have been filtered and/or biased reviews have not.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Amendment.

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain our base of users and advertisers, or our ability to increase their level of engagement, page 16

20.	Identify other risks to maintaining consumer trust, and quality and integrity of your user content and other information found on your website and mobile app, including, but not limited to any negative perception of the active online involvement by your Community Managers or other employees which are generated by you in your business capacity, as a business dependent upon advertising revenue, instead of the local consumers. Discuss how this may affect how users value your content and the level of consumer engagement.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Amendment to explain that the Company’s brand would be harmed if consumers

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believed that the content generated by Community Managers or other Yelp employees is not objective. The Company supplementally advises the Staff that, because the Company’s Community Managers are identified with an Ambassador badge on their public profile pages as Yelp employees, consumers can evaluate for themselves the accuracy and value of the reviews written by the Community Managers. Furthermore, members of the Company’s sales force sign an agreement that they will not write reviews on Yelp while they are employed by the Company.

21.	Explain who your “partners” are, their activities in your business model and how they and their activities relate to your advertising clients, including their interaction or engagement with your consumers as well as whether these are the same or different from those described on page 49 and 50, including OpenTable and Orbitz.

In response to the Staff’s comment, the Company respectfully advises the Staff that it considers its partners to be other businesses with which it has entered into agreements to make services available to consumers. For example, the Company’s arrangements with Orbitz and OpenTable allow consumers to use Yelp’s website to make hotel and restaurant reservations through the partner’s platform. The Company does not facilitate any interaction between these partners and the Company’s advertising clients. In addition, the Company has revised the disclosure on page 17 of the Amendment to remove the reference to “partners” in this risk factor, since it believes that its base of users and their level of engagement are most critical to attracting partners, while the Yelp brand is critical to attracting more users and advertisers.

If we fail to maintain and expand our base of advertisers..., page 17

22.	Supplement your disclosure with a discussion of the significant costs incurred to date and costs that you expect to incur to attract current and future advertisers. We note that “your largest sales and marketing expenses consist of the costs associated with acquiring local business advertisers.”

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Amendment.

Our international operations involve additional risks..., page 18

23.	We note the bulleted list of international risks. To the extent that any of these issues constitute a material risk on a standalone basis, expand your disclosure to fully describe that risk in a separate risk factor. For example, if material, you should discuss fully how foreign exchange controls might affect your operations and financial condition.

The Company respectfully advises the Staff that it has carefully reviewed the risks associated with its expansion into international markets and believes that they are adequately addressed and appropriate within this risk factor and that the current presentation accurately represents the risks posed by the expansion of the Company’s international operations. As the Company continues to expand operations in international markets, it will continue to examine these

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risks to determine whether any of these risks present a material risk on a standalone basis and will disclose them accordingly.

We face potential liability and expense for legal claims based on the content on our platform, page 20

24.	We note the claims and allegations referenced here and in the risk factor on page 22 titled “We are, and may in the future be, subject to disputes and assertions by third parties...” We further note your statement that “[i]n some instances, [you] may elect or be compelled to remove content or may be forced to pay substantial damages if [you] are unsuccessful in [your] efforts to defend against these claims.” Disclose whether and how you have historically altered your website, product, features or business practices as a result of the referenced claims and allegations and the negative publicity discussed on page 16.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Amendment to summarize the ways in which the Company has historically altered its website, product, features or business practices.

Our business could suffer if the jurisdictions in which we operate change the way in which they regulate the Internet, including regulations relating to user-generated content and privacy, page 20

25.	Please expand this risk factor to identify your current targeted advertising practices, use of information concerning consumer behavior, and disclosure of the content that your users share through your website and mobile app. Include any current relevant rule and regulation changes that would affect your business and explain how.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Amendment. Supplementally, the Company advises the Staff that, other than serving relevant advertising based on search queries, its business involves little in the way of targeted advertising, with the principal user profile data utilized in selecting advertising being age (for example to screen persons under 21 years of age from being served alcoholic beverage advertisements) and gender (for example to serve gender-matched clothing advertisements).

26.	Tell us the current state of the European Union proposal for reforms to its existing data protection legal framework, which may result in a greater compliance burden for companies with users in Europe. In your response, please tell us what aspects of these proposals may affect your current or future planned business and the expected timeframe for the EU implementation of same.

The Company respectfully advises the Staff that, on November 29, 2011, the European Commission issued its latest “Proposal for a Regulation of the European Parliament on the protection of individuals with regard to the processing of personal data and on the free movement of such data (General Regulation Protection Regulation)” (the

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“Proposal”). This is the fifty-sixth version of the Proposal and is now being debated within the European Commission. It is the Company’s understanding that the European Commission has not provided an official date for the Proposal’s implementation, nor has it confirmed what reforms will ultimately survive the drafting process and become binding. The Proposal seeks to narrow the definition of “consent” as it relates to the form of consent required by websites to process personal data. It also seeks to introduce a new breach notification regime under which data controllers would be required to notify authorities within 24 hours of a “personal data breach” as well as possible additional notification to impacted users. In addition, the Proposal seeks to recognize a limited “right to be forgotten,” which could require data controllers to take specified steps to erase a user’s personal information. Last, the Proposal seeks to require that data controllers appoint a data privacy officer and perform data protection impact assessments and under certain circumstances.

As noted above, no timeframe has been published for adoption of the Proposal. Should the European Commission choose to adopt the Proposal, the Company would be required to comply with its provisions.

27.	Revise your disclosure to specify how EU changes may be “inconsistent with [y]our current business practices and ... require changes to these practices or the design of [y]our website, products or features.” Quantify the effect of the changes on your business and revenue.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Amendment to describe the potential business impact of possible changes to legal regulations. The Company respectfully submits that, because the details and extent of any changes remain unknown, it is not practicable for the Company to quantify the impact of these changes.

We may not timely and effectively scale and adapt our existing technology and network infrastructure..., page 21

28.	Quantify the “period of time” that your platform would remain unavailable in the event that you would need to transition to the back-up data center. In addition, disclose what if any effect you expect the deployment of your shared data center in Virginia to have on the risks discussed.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Amendment.

We make the consumer experience our highest priority..., page 22

29.	Revise this risk factor to clarify how deferring to the consumer experience by in some cases foregoing opportunities to positively impact your results of operations reconciles with the fiduciary duties of your officers and directors.

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In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Amendment.

30.	You state that you “typically refuse to remove legitimate negative reviews and ratings of local businesses that advertise on [your] website.” Disclose under what circumstances you agree to remove legitimate reviews negative or otherwise and how often.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Amendment to clarify that there are no circumstances in which the Company agrees to remove legitimate reviews, but it does remove reviews that violate the Company’s terms of service. These terms of service are accessible at: http://www.yelp.com/static?p=tos&country=US .

Domestic and foreign laws may be interpreted and enforced in ways that impose new obligations on us with respect to Yelp Deals..., page 27

31.	Please revise to explain what the expiration date for Yelp Deals would be if governed under the Credit CARD Act of 2009. Disclose what your current policy is with respect to the expiration of Yelp Deals, whether your current policy varies by state or country and whether you have adopted your expiration policy to conform to state, federal or international regulations. In addition, quantify the total amount of unredeemed Yelp Deals.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Amendment. The Company supplementally advises the Staff that it is not able to quantify the total amount of unredeemed Yelp Deals. The individual merchants offering the deals are responsible for redeeming Yelp Deals. The Company provides the merchants with a list of the purchasers’ Yelp user names, purchase dates and redemption codes. The Company does allow the user and merchants to track redeemed certificates in Yelp accounts on a voluntary basis, but only the merchant has the information required to track how many Yelp Deals remain unredeemed.

The intended tax benefits of our corporate structure and intercompany arrangements depend on the application of the tax laws..., page 28

32.	Please expand this risk factor to explain how your corporate structure and intercompany arrangements serve to reduce your worldwide effective tax rate. Explain further how the application of tax laws might undermine this aim.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 30 of the Amendment.

Risks Related to this Offering and Ownership of Our Class A Common Stock, page 29

Anti-takeover provisions in our charter documents and under Delaware law..., page 31

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33.	Add to the list of provisions that may serve to prevent or delay a change in control or a change in management the fact that your certificate of incorporation will call for a staggered board.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Amendment.

Market, Industry And Other Data, page 36

34.	We note the statement on page 36 that “[w]e have not independently verified any third-party information and cannot assure you of its accuracy or completeness.” Please revise this statement. You are responsible for the accuracy and completeness of the information in your prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the Amendment.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 47

Overview, page 47

35.	Please expand your “Growth” disclosure to explain the role of Community Managers and detail how the Community Manager “helps increase awareness of [y]our platform and ... fosters a local community of contributors.” Detail the Community Manager “responsibilities [that] include supporting the sharing of experiences by consumers in the local market that they serve and increasing brand awareness” as discussed on page 89. Explain the transparency of the online presence of these employees to your users and how you maintain balanced reviews and credibility for any online material placed by such employees. We note your disclosure on page 80 that you “populate [y]our content platform ... by collecting business listing information and hiring local Community Managers.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 49 and 50 of the Amendment to describe more fully the role of the Company’s Community Managers. In addition, the Company supplementally advises the Staff that it does not depend on Community Managers for local business listing information. The Company licenses business listing information from third-party sources.

The Company further supplementally advises the Staff that the Community Managers write reviews on local businesses just as other contributors. For transparency, the Company displays an Ambassador badge on the public profile page of its Community Managers, identifying them as Company employees.

36.	Discuss in what other ways your Community Manager and other employees “engage with the surrounding community,” as disclosed on page 89. Disclose how these

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employees’ tasks and online activity and content differ in “serving” your contributors and consumers, separately, and how the services improve the value of your platform and to whom. We note your disclosure that “[t]he primary purpose of [y]our marketing campaigns is to increase brand awareness, foster a sense of community among local contributors, and increase the number of claimed local business locations and active local business accounts.” Please be more specific in the steps you take to do this and for what business purpose.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 and 50 of the Amendment to describe more fully the role of Community Managers, including the specific actions taken that serve to foster a sense of community. The Company also respectfully refers the Staff to its response to Comment 35 above for additional information on the role of Community Managers.

37.	Explain what you mean by “community growth” driving “network effects” and the effect contributed reviews have on the expansion of “the breadth and depth” of your review base. Explain what about this expansion draws an increasing number of consumers to access the content on your platform and how new and existing contributors are “inspired” to create additional reviews that can be shared with this growing audience and your measurement of same. In this section, include reference to relevant metrics you gather and use for your business.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Amendment. Supplementally, the Company offers the examples below to illustrate how the concepts of “community growth” and “network effect” operate to enhance the Company’s growth.

Example 1:

A consumer can visit the Yelp platform to read reviews about a local business, and may choose to use the business’s services based on this information. If this same consumer writes a review based on his own experience, it would add a new perspective and increase the amount of information for others. This, in turn, could cause additional consumers to visit the business and share their experiences on the Company’s platform. As these users write more reviews, they provide increasingly relevant information for consumers, adding to the depth and breadth of reviews, which in turn attracts more consumers to the platform. This facilitates a network effect—where more reviews offer a larger range of perspectives and attract more consumers, who add more reviews and attract more local businesses to the platform and the increased activity drives growth in the Company’s business.

Example 2:

If a new business opens in a community, its business information is quickly available on the Yelp platform. As consumers visit the business, they can choose to become contributors and write reviews based on their experiences. As more reviews are written,

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the growing number of relevant perspectives facilitates a network effect as consumers visit the Yelp platform and access more information about the business. For instance, the restaurant Park Tavern in San Francisco and has amassed 114 reviews from various contributors since opening on September 1, 2011.

The Company believes that as Yelp attracts more consumers it offers a platform for self expression for contributors, thus enabling them to feel like a part of a larger community where their opinions are valued, and motivating them to write more reviews. The Company also believes its platform allows contributors to express themselves in a safe and trusted environment, where they can help consumers who are making decisions about local businesses.

Given that the primary constituencies on the Company’s platform include reviewers, consumers and local businesses, the Company discloses these metrics in the Amendment. The Company believes these metrics represent the information required for investors to evaluate the health of its business.

38.	You state that the Yelp markets you are active in represent “a fraction of the potential markets that [you] are currently targeting for expansion.” Disclose whether you intend to focus on further expansion domestically in addition to abroad. In this regard we note your statement that you “have already entered many of the largest markets in the United States and further expansion in smaller markets may not yield similar results or sustain [your] growth.” If the international markets you are targeting are less populated or otherwise less attractive than those previously entered, make that fact clear.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Amendment. The Company supplementally advises the Staff that it believes it is targeting comparably attractive international markets to previously entered markets.

39.	On page 49 you disclose that you “do not expect to be profitable in the near term as [you] continue to invest in [your] future growth.” Revise here, under “Cost of Revenue and Expenses” and throughout MD&A to clarify what you mean by “near term” and “long term.”

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Amendment to remove any disclosure relating to expectations of the timing of future profitability, if any. The Company respectfully submits to the Staff that a significant number of variables, many out of the Company’s control, may impact whether the Company will be profitable in the future, and the Company is not comfortable predicting its potential future profitability based on a particular timeline.

40.	Please quantify the “significant capital expenditures” anticipated to upgrade your technology and network infrastructure and disclose the time period over which these expenditures will occur. Similarly, under “Investment in Growth” on page 50, provide an

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estimate of the size of the substantial increase in operating expenses as compared to operating expenditures in recent periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and 52 of the Amendment to quantify significant capital expenditures that are anticipated. The Company respectfully advises the Staff that its operating expenses in the future will depend on the Company’s growth in future periods and the Company is not comfortable predicting Company growth rates and projected operating costs.

Key Metrics, page 51

41.	To provide investors with more insight into your business, please consider discussing additional metrics such as churn, renewal or attrition in your advertising customer base, the number of searches, reviews and the amount of advertising revenues attributable to the various industry groups represented on your site and the percentage of visitors that access your platform via mobile device as compared to through a traditional computer.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that the most informative metric to evaluate its local advertising business is the total number of paying advertisers, and the Company has disclosed this number for each period presented in the Amendment. As a media company that generates revenue through advertising, the Company provides local businesses with multiple ways to advertise to consumers, including monthly plans, short-term deals and performance-based marketing programs. Depending on their business, advertisers may choose to advertise on the Company’s platform for less than a month or only a few months every year and may alternate between the Company’s various flexible advertising products. As a result, a business that advertised on the Company’s platform prior to a specific period may not be advertising in that period, but may choose to advertise in a subsequent period.

The Company respectfully advises the Staff that the number of reviews is broadly diversified across all categories of local businesses. The Company has disclosed on pages 3 and 81 of the Amendment the breakdown by industry of local businesses that have been reviewed on its platform and the breakdown by industry of reviews contributed. The Company is unable to attribute searches to specific industry groups. For example, a search for food in Palo Alto, California returns results for multiple categories, including markets, restaurants, shops and catering services.

In addition, the Company provides the total number of users who access the Yelp platform on its website and through its mobile application, as disclosed on pages 1, 49, 51 and 54 of the Amendment. On a monthly average basis during the quarter ended September 30, 2011, approximately 61 million unique visitors used the Company’s website, and the Company’s mobile application was used on more than 5 million unique mobile devices. Additionally, the Company’s mobile app accounted for approximately 40% of all searches on its platform for the quarter ended September 30, 2011. However, the Company is unable to determine the percentage of visitors that access the

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Company’s platform via mobile devices as compared to a traditional computer, as a single user could access the Company’s website from one or more mobile devices or traditional computers.

Cost of Revenue and Expenses, page 52

42.	Revise to explain why you expect Sales and Marketing, Product Development, General and Administrative and Depreciation and Amortization expenses to decline as a percentage of net revenue over the long term, given your expectation that your revenue growth rate will decline in the future.

In response to the Staff’s comment, the Company has revised the disclosure on pages 55 and 56 of the Amendment.

Results of Operations, page 54

43.	Please revise your comparative analysis to more fully discuss the reasons underlying identified quantitative changes in operating measures from period to period. For example, on page 55 you state that local advertising revenues increased by 67% due to a significant increase in the number of customers purchasing local advertising plans and that brand advertising increased by 67% as well due to an increase in the average spend per brand advertiser. But, you do not explain why the number of local advertising customers increased and why average spend per brand advertiser increased. This is just an example. Revise your disclosure throughout this section to cite the reasons behind material changes from period to period.

In response to the Staff’s comments, the Company has reviewed the comparative analysis on pages 58 through 63 of the Amendment and has revised it where appropriate to more fully explain the reasons behind material changes from period to period.

44.	On page 15 you disclose an expectation that revenue growth will slow as a result of factors including the maturation of your business and the gradual decline in the number of major geographic markets, especially within the United States. Fully discuss this expectation within MD&A including the impact slowed growth will have on your financials and whether you plan to depend on international markets to increase revenues. Balance any intention of achieving revenue growth through international markets with the fact that you have not monetized international offerings to date. See Regulation S-K Item 303(a)(3)(ii).

In response to the Staff’s comments, the Company has revised the disclosure on page 52 of the Amendment.

45.	In addition, account fully for and explain other known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your results of operations and financial condition. For example, we note that Yelp Deals contributed materially to appreciable revenue increases in Other Services during

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2010 and the nine months ended September 30, 2011. News articles, however, indicate that you recently reassigned salespeople from Yelp Deals to other areas of your business and that the number of Yelp Deals e-mailed to your users is unlikely to grow. As another example, on page 53 you state that you expect to spend approximately $15 million on sales and marketing internationally in 2012. Given the significant increases in sales and marketing expenses disclosed in your period-to-period comparisons, clarify whether this expected $15 million expense will be in addition to further escalated spending generally.

In response to the Staff’s comments, the Company has revised the disclosure on pages 53 and 55 of the Amendment.

Liquidity and Capital Resources, page 63

46.	We note your belief that “existing cash and cash equivalents balance[d] together with the net proceeds [you] receive from this offering will be sufficient to meet [your] working capital requirements for at least the next 12 months.” Supplement this disclosure to specifically address whether existing and expected sources of funds will be sufficient to meet long-term needs. Please note that we consider long-term the period beyond the next 12 months. See Instruction 5 to Regulation S-K Item 303(a).

In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the Amendment.

47.	The risk factor on page 33 titled “The requirements of being a public company may strain our resources...” suggests that you will incur additional cost as a public company. If material, disclose the expected additional costs on an annual basis.

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Amendment.

Business, page 75

Why Consumers Choose Yelp, page 77

48.	We note that consumers choose Yelp over competitors due to superior depth of reviews as “illustrated by the average number of reviews per business and level of detail provided in each review.” Please disclose the average number of reviews per business.

The Company has removed the reference to average reviews per business, since upon reflection the Company believes that the length and detail of a typical business review is a significantly more important differentiating factor with respect to the depth of the Company’s content and its utility for search than the number of reviews per business.

Our Growth Strategy, page 81

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Platform Expansion, page 82

49.	In light of the significant percentage of searches conducted over your mobile application as well as the general use of your app on over 5 million unique mobile devices, on a monthly average basis during the quarter ended September 30, 2011, monetization of this platform appears to be a key growth initiative. Please expand the discussion of your “plan to continue to explore opportunities to monetize [your] mobile app while adhering to high standards of user experience.” Your discussion should include the relevant tradeoffs between user experience and monetization and a timetable for when you expect to develop mobile advertising solutions and earn related mobile app based revenues. Please also discuss any impediments to attracting advertisers on this platform.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe that a revision to the disclosure on page 85 would be helpful to investors. Product development at Yelp is an iterative process involving technical testing and refinement, assessment of user satisfaction and experience, and appeal to contributors, consumers and advertisers. The Company will only launch a new product or service when it believes each of the foregoing constituencies is well-served and the quality of its brand is preserved or enhanced. The process from idea to development to launch is uncertain in terms of the direction it will take and the time required. Accordingly, the Company does not think it is appropriate or helpful to investors to speculate on the specific nature of the products and services it may launch in the future or the timetable on which they may be launched and generate mobile app or other revenue.

Market Development Strategy, page 82

Preparation and Launch, page 82

50.	We note the statement “[i]n some instances, [you] seed [sic] additional rich content, such as reviews, photos and hours of operation.” Disclose whether you ever pay individuals to review businesses and, if so, how you ensure the unbiased nature of those reviews. Further explain what compensation and benefits accrue to those contributors who are a part of the events you organize “several times a year to recognize [y]our most important contributors, fostering face-to-face interaction, build the Yelp brand and foster the sense of true community...” as disclosed on page 89.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Amendment.

Scale, page 83

51.	Explain the statement “[t]hereafter, modest incremental investment is required to support revenue growth.” We note that at scale you “begin an active sales effort with local

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businesses” and that sales and marketing expenses make up the largest component of expenses. Revise as necessary.

In response to the Staff’s comment, the Company has revised the disclosure on pages 50, 84 and 86 of the Amendment.

Products, page 84

Local Business, page 84

52.	Disclose what, if any, steps are taken to verify that an individual who creates a free online business account is a proper representative of that business.

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Amendment.

Transaction Partners, page 84

53.	Disclose whether the partnership agreements with OpenTable and Orbitz are in writing. If so, and if these agreements constitute material contracts under Regulation S-K Item 601(b)(10), file them as exhibits and disclose the material terms thereto.

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Amendment to disclose that these agreements are in writing. The Company supplementally advises the Staff that it has determined that neither of these agreements is a “material contract” under Item 601 of Regulation S-K, required to be filed as an exhibit to the Registration Statement. Each agreement was entered into in the ordinary course of business and, if either such agreement were to be terminated, it would not cause substantial harm to the Company’s business or results of operations. For the foregoing reasons, the Company does not believe that its business is substantially dependent on either agreement, and is, therefore, not required to file the agreements as exhibits to the Registration Statement under Item 601 of Regulation S-K.

Technology, page 88

54.	Fully describe the salient aspects of your filtering technology. Disclose that filtered reviews do not factor into a business’s overall star rating and are posted on a page separate from a business’s profile page. Disclose further that the filter reevaluates its decisions continually and, as a result, reviews sometimes move from a business’s profile page to the filtered page and vice versa. Distinguish between reviews that are filtered and those that are removed.

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Amendment.

Executive Compensation, page 99

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Compensation-Setting Process, page 100

55.	Disclose what if any role Mr. Donaker plays in the compensation-setting process. We note that he also serves on your board of directors.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 104 and 105 of the Amendment.

2010 Summary Compensation Table, page 107

56.	Please populate the 2010 Summary Compensation Table with the relevant figures. See Regulation S-K Item 402(c).

In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Amendment.

Lock-Up Agreements, page 128

57.	Please file copies of your lock-up agreements as exhibits to the registration statement.

The Company acknowledges the Staff’s comment and will file the form of lock-up agreement with the underwriting agreement to be filed with a subsequent amendment of the Registration Statement.

Consolidated Financial Statements, page F-1

8. Commitments and Contingencies, page F-17

58.	We note within the disclosure in the first paragraph on page F-18 that the company was sued in March 2011 and it agreed to a settlement in September 2011. In light of the timing of these events, it is unclear to us why you are accounting for this loss contingency in March 2010. Explain to us what information was available to management in March 2010 that indicated to you it was probable a liability had been incurred and enabled you to reasonably estimate the amount of this loss.

The Company respectfully advises the Staff that the September 2011 settlement, which is awaiting court approval, related to claims made on behalf of current and former employees asserting the Company misclassified employees as “exempt” employees and therefore failed to pay them premium overtime wages in prior years. Further, the Company respectfully advises the Staff that its fiscal 2010 financial statements were originally issued on November 17, 2011, and that no interim financial statements for any period within 2010 had previously been issued, while the Company’s financial statements for 2008 and 2009 were previously issued prior to the Company becoming aware of the claim. As such, the Company considered the guidance of ASC 450-20-50-9 and ASC 855-10-25 and concluded that since (a) the claim relates to the classification of the employees, which was a condition that was in existence prior to the balance sheet date, (b) this information was available to management prior to the issuance of the 2010 financial statements, and (c) the amount of the loss can be reasonably estimated based on the settlement amount, it was probable that a liability had been incurred at March 31, 2010, and thus it was appropriate to record an accrual for this loss in the 2010 financial statements, as it was considered a Type 1 subsequent event.

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9. Redeemable Convertible Preferred Stock, page F-18

Series E, page F-21

59.	We note on page 115, in connection with the Series E financing, you were a party to a series of stock transfer agreements among Elevation Partners and many of your stockholders including one director and certain executive officers. Explain to us your accounting for the additional consideration that may be paid to the selling shareholders and the basis for this policy.

The Company respectfully advises the Staff that the Company considered whether the additional consideration paid by Elevation Partners should be accounted for as compensation that the Company should record pursuant to ASC 718-10-15-4. However, the Company evaluated the indicators at ASC 805-10-55-25 and concluded that the additional consideration should be accounted for as contingent consideration paid by Elevation Partners. Elevation Partners, which had no preexisting investment in the Company’s securities, purchased shares through a tender offer made available to all holders of the Company’s stock and vested options. The offerees and purchasers included both employees of the Company and non-employees, and the offer was not linked in any way to employee status or services rendered. For purchasers who were Company employees at the time of Elevation’s purchase, eligibility to receive the contingent consideration is not dependent upon continued employment. Additionally, any payments of contingent consideration will be made by Elevation Partners, not the Company. As such, the Company concluded that the additional consideration should be accounted for as contingent consideration and should thus not be reflected on the Company’s financial statements.

Restricted Stock Awards, page F-24

60.	Please expand your disclosure to describe the nature of the restrictions on your restricted stock awards.

In response to the Staff’s comment, the Company has revised the disclosure on page F-24 of the Amendment.

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* * *

Please contact me at (415) 693-2177 with any questions or further comments regarding our responses to the Staff’s comments. The Company will separately provide the requested representations.

Sincerely,

/s/ David G. Peinsipp

David G. Peinsipp

cc:	Rob Krolik, Yelp! Inc.

Laurence Wilson, Yelp! Inc.

Craig Jacoby, Cooley LLP

Kenneth L. Guernsey, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Tim de Kay, Deloitte & Touche LLP

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